                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ____________

                                 SCHEDULE 13D


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

                               TO RULE 13d-1(a)

         Pinnacle Entertainment, Inc. (formerly Hollywood Park, Inc.)
         ------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                         (Title of Class of Securities)

                                  723456 10 9
                                (CUSIP Number)

                                Alvin G. Segel
           Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900
                 Los Angeles, California 90067  (310) 277-1010
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 17, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 2 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    R. D. Hubbard
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              2,802,817
     BENEFICIALLY           Includes options exercisable to purchase 182,997
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            2,802,817
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,802,817
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 3 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    G. Michael Finnigan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              113,746
     BENEFICIALLY           Includes options exercisable to purchase 88,331
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            113,746
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    113,746
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 4 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Paul R. Alanis
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              500,000
     BENEFICIALLY           Includes options exercisable to purchase 200,000
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            500,000
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 5 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Loren S. Ostrow
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              112,500
     BENEFICIALLY           Includes options exercisable to purchase 62,500
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            112,500
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    112,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 6 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Michael Allen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              100,000
     BENEFICIALLY           Includes options exercisable to purchase 100,000
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            100,000
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    100,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 7 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Clifford Kortman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              46,250
     BENEFICIALLY           Includes options exercisable to purchase 46,250
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            46,250
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,250
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 8 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce C. Hinckley
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              13,334
     BENEFICIALLY           Includes options exercisable to purchase 8,334
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            13,334
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,334
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 9 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard Delaney
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 10 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Chris Plant
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              13,349
     BENEFICIALLY           Includes options exercisable to purchase 13,299
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            13,349
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,349
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 11 of 19 Pages
----------------------                                     ---------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert A. Callaway
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
       NUMBER OF
        SHARES              20,528
     BENEFICIALLY           Includes options exercisable to purchase 20,528
       OWNED BY             shares which options were exercisable within 60 days
         EACH               of the date of this statement.
       REPORTING      ----------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER

                            20,528
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,528
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 12 of 19 Pages
----------------------                                     ---------------------


Item 1.    Security and Issuer.

This filing relates to the common stock, par value $0.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company") whose principal executive offices are at 330 North Brand Boulevard, Suite 1100, Glendale, California 91203.

Item 2.  Identity and Background.

     (a)-(c), (f). This Statement is being filed on behalf of the persons named below (collectively, the "Reporting Persons") pursuant to their agreement to the joint filing of this statement. Each Reporting Person disclaims beneficial ownership of the shares of the other Reporting Persons.

     1.  R. D. Hubbard

     Mr. Hubbard's business address is c/o Pinnacle Entertainment, Inc., 4400 MacArthur Boulevard, Suite 380, Newport Beach, California 92660. Mr. Hubbard is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Hubbard is a citizen of the United States.

     2.   G. Michael Finnigan

     Mr. Finnigan's business address is c/o Realty Investment Group, Inc., 4400 MacArthur Boulevard, Suite 380, Newport Beach, California 92660. Mr. Finnigan is President and Chief Executive Officer of Realty Investment Group, Inc., a subsidiary of the Company. Mr. Finnigan is a citizen of the United States.

     3.   Paul R. Alanis

     Mr. Alanis' business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Alanis is the President and Chief Operating Officer of the Company. Mr. Alanis is a citizen of the United States.

     4.   Loren S. Ostrow

     Mr. Ostrow's business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Ostrow is Senior Vice President, General Counsel and Secretary of the Company. Mr. Ostrow is a citizen of the United States.

     5.   J. Michael Allen

     Mr. Allen's business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Allen is the Senior Vice President and Chief Operating Officer of the Gaming Division of the Company. Mr. Allen is a citizen of the United States.

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 13 of 19 Pages
----------------------                                     ---------------------


     6.   Clifford Kortman

     Mr. Kortman's business address is c/o Pinnacle Entertainment, Inc.,
330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Kortman is the Vice President-Construction and Development of the Gaming Division of the Company. Mr. Kortman is a citizen of the United States.

     7.  Bruce C. Hinckley

     Mr. Hinckley's business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Hinckley is Chief Financial Officer, Senior Vice President and Treasurer of the Company. Mr. Hinckley is a citizen of the United States.

     8.  Richard Delaney

     Mr. Delaney's business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Delaney is Vice President, Hotel, Food & Beverage Operations of the Company. Mr. Delaney is a citizen of the United States.

     9.  Chris Plant

     Mr. Plant's business address is c/o Pinnacle Entertainment, Inc., 330 North Brand Boulevard, Suite 1100, Glendale, California 91203. Mr. Plant is Corporate Controller of the Company. Mr. Plant is a citizen of Canada.

     10. Robert A. Callaway

     Mr. Callaway's business address is c/o Casino Magic Corp., 711 Casino Magic Drive, Bay St. Louis, Mississippi 39520. Mr. Callaway is Associate General Counsel of the Company. Mr. Callaway is a citizen of the United States.

     (d) and (e). During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

  On April 17, 2000, the Company, PH Casino Resorts, Inc. ("Holding"), a wholly-owned subsidiary of Harveys Casino Resorts ("Harveys"), and Pinnacle Acquisition Corp. ("PAC"), a wholly-owned subsidiary of Holding, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which PAC would merge with and into the Company (the "Merger") and each share of the Company's Common Stock would be

----------------------                                     ---------------------
CUSIP No. 723456 10 9                 13D                    Page 14 of 19 Pages
----------------------                                     ---------------------

converted into the right to receive $24 per fully diluted share in cash, plus up to an additional $1 per fully diluted share, which amount is contingent upon the sale of the Company's 97 acres of surplus land in Inglewood, California for net after tax proceeds of at least $40.75 million. Following the closing of the Merger, the Common Stock would be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Simultaneously with the Merger, Harveys Acquisition Corporation, a wholly owned subsidiary of Holding, would merge with and into Harveys so that following these transactions the Company and Harveys would each be a wholly owned subsidiaries of Holding.

     In connection with the Merger Agreement, the Reporting Persons have entered into a Voting and Contribution Agreement with Holding (the "Voting and Contribution Agreement") pursuant to which the Reporting Persons have agreed to vote their shares in favor of the Merger, have granted a proxy to Holding to vote all of their shares in favor of the Merger and have agreed to vote their shares against any competing proposal or certain other proposals involving the purchase of certain assets of the Company and against charter amendments or other proposals that would impede, interfere with, or materially delay the Merger. The Reporting Persons have also agreed not to transfer, sell, pledge, encumber, assign or otherwise dispose of, any of their shares of Common Stock.

     Pursuant to the Voting and Contribution Agreement, and a Memorandum of Understanding entered into among the Reporting Persons and Holding (the
"MOU") the Reporting Persons have agreed to contribute to Holding, immediately prior to the Merger, certain shares of Common Stock in exchange for new Holding capital stock. The Reporting Persons have also agreed to cancel certain stock options they hold to acquire Common Stock of the Company. The Reporting Persons will receive new stock options to acquire Holding capital stock. The value of all Company Common Stock to be contributed by the Reporting Persons and all Company stock options to be cancelled by the Reporting Persons will equal $50 million in the aggregate. In addition, following the Merger, under the MOU the Reporting Persons will also be entitled to receive restricted stock grants and be eligible to receive stock options to acquire Holding capital stock. The MOU sets forth terms related to the employment and stock ownership of the Reporting Persons with respect to Holding following the consummation of the Merger.

          In addition, in order to mitigate a tax disadvantage of this transaction structure which is unique to Mr. Hubbard, the Voting and Contribution Agreement contemplates that, immediately prior to the Merger, the Company would purchase from Mr. Hubbard the shares of Common Stock owned by Mr. Hubbard which are not being contributed to Holding for a price equal to the merger consideration (including a contingent payment right on terms

----------------------                                     ---------------------
CUSIP No. 723456 10 9               13D                      Page 15 of 19 Pages
----------------------                                     ---------------------

identical to that being received by the Company's stockholders in respect of the Inglewood land sale) in the Merger.

     The Voting and Contribution Agreement shall terminate if the closing under the Merger Agreement has occurred, if the Merger has been consummated or if the Merger Agreement has been terminated in accordance with its terms.

     Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

      The foregoing description of the Merger Agreement, the Voting and Contribution Agreement and the MOU is qualified in its entirety by reference to such documents, copies of which are included as Exhibits 1, 2 and 3 to this Statement and are hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     The aggregate number and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is 3,722,474 or 13.8%, although the Reporting Persons each disclaim beneficial ownership of the shares beneficially
owned by each other Reporting Person.   This amount includes options exercisable
by the Reporting Persons to purchase 722,239 shares which options were exercisable within 60 days of the date of this Statement. In addition, the Reporting Persons hold unvested options to acquire an additional 590,194 shares of the Company's Common Stock which will vest over time.

                                    Table A

                         Amount Beneficially Owned
             -----------------------------------------------------
                  Number
                (including                                                                                              Options
             vested options     Vested options                                                                         unvested &
               and options        and options                                                                         not vesting
                 vesting         vesting w/in                        Voting    Voting     Dispositive   Dispositive       w/in
Name          w/in 60 days)         60 days               Percent     Sole     Shared        Sole         Shared        60 days
-----        --------------         -------               --------   ------    --------   -----------   -----------   ------------
Hubbard       2,802,817(1)         182,997                   10.6%        0   2,802,817(1)  2,802,817(1)          0         99,003
Finnigan        113,746             88,331                    0.4%        0     113,746       113,746             0         46,669
Alanis          500,000            200,000                    1.9%        0     500,000       500,000             0        200,000
Ostrow          112,500             62,500                    0.4%        0     112,500       112,500             0         62,500
Allen           100,000             100,00                    0.4%        0     100,000       100,000             0        100,000
Kortman          46,250             46,250                    0.2%        0      46,250        46,250             0         46,250
Hinckley         13,334              8,334         less than  0.1%        0      13,334        13,334             0         16,666
Delaney               0                  0         less than  0.1%        0           0             0             0         10,000
Plant            13,349             13,349         less than  0.1%        0      13,349        13,349             0          5,001
Callaway         20,528             20,528         less than  0.1%        0      20,528        20,528             0          4,105

(1)  Includes 249,990 owned by the R. D. and Joan Dale Hubbard Foundation, a non-profit organization.

----------------------                                     ---------------------
CUSIP No. 723456 10 9                  13D                   Page 16 of 19 Pages
----------------------                                     ---------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     1.  R. D. Hubbard

     Mr. Hubbard holds options to acquire 282,000 shares of Common Stock at exercise prices ranging from $8.75 to $14.75 per share.

     2.  G. Michael Finnigan

     Mr. Finnigan holds options to acquire 135,000 shares of Common Stock at exercise prices ranging from $9.625 to $14.75 per share.

     3.   Paul R. Alanis

     Mr. Alanis holds options to acquire 400,000 shares of Common Stock at exercise prices ranging from $10.1875 to $18.00 per share.

    4.   Loren S. Ostrow

     Mr. Ostrow holds options to acquire 125,000 shares of Common Stock at exercise prices ranging from $10.1875 to $18.00 per share.

     5.   J. Michael Allen

     Mr. Allen holds options to acquire 200,000 shares of Common Stock at exercise prices ranging from $10.1875 to $18.00 per share.

     6.   Clifford Kortman

     Mr. Kortman holds options to acquire 92,500 shares of Common Stock at exercise prices ranging from $10.1875 to $18.00 per share.

     7.   Bruce C. Hinckley

     Mr. Hinckley holds options to acquire 25,000 shares of Common Stock at an exercise price of $9.6875 per share.


     8.   Richard Delaney

     Mr. Delaney holds options to acquire 10,000 shares of Common Stock at an exercise price of $14.75 per share.

     9.   Chris Plant

     Mr. Plant holds options to acquire 18,300 shares of Common Stock at exercise prices ranging from $10.00 to $14.75 per share.

    10.  Robert A. Callaway

     Mr. Callaway holds options to acquire 24,633 shares of Common Stock at exercise prices ranging from $7.19 to $15.45 per share.

----------------------                                     ---------------------
CUSIP No. 723456 10 9               13D                      Page 17 of 19 Pages
----------------------                                     ---------------------

     See Table A set forth in Item 5 above for a description of each Reporting Person's options outstanding.

     See the description of the Merger Agreement, the Voting and Contribution Agreement and the MOU set forth in Item 4 above, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Pinnacle Acquisition Corporation and Pinnacle Entertainment, Inc.

2. Voting and Contribution Agreement, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the Reporting Persons.

3. Memorandum of Understanding, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the Reporting Persons.

4.  Joint Filing Statement.

----------------------                                     ---------------------
CUSIP No. 723456 10 9               13D                      Page 18 of 19 Pages
----------------------                                     ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.

Date:  April 27, 2000



                                      /s/  R. D. Hubbard
                                    -------------------------------
                                    R. D. Hubbard

                                      /s/   G. Michael Finnigan
                                    -------------------------------
                                    G. Michael Finnigan

                                      /s/   Paul R. Alanis
                                    -------------------------------
                                    Paul R. Alanis

                                      /s/   Loren S. Ostrow
                                    -------------------------------
                                    Loren S. Ostrow

                                      /s/   J. Michael Allen
                                    -------------------------------
                                    J. Michael Allen

                                      /s/   Clifford Kortman
                                    -------------------------------
                                    Clifford Kortman

                                      /s/    Bruce C. Hinckley
                                    -------------------------------
                                    Bruce C. Hinckley

                                      /s/     Richard Delaney
                                    -------------------------------
                                    Richard Delaney

                                      /s/    Chris Plant
                                    -------------------------------
                                    Chris Plant

                                      /s/    Robert A. Callaway
                                    -------------------------------
                                    Robert A. Callaway

----------------------                                    ----------------------
CUSIP No. 723456 10 9                    13D                Page 19 of 19 Pages
----------------------                                    ----------------------

                                 Exhibit Index

Exhibit Number        Description
--------------        -----------

  1. Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Pinnacle Acquisition Corporation and Pinnacle Entertainment, Inc.

  2. Voting and Contribution Agreement, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the Reporting Persons.

  3. Memorandum of Understanding, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the Reporting Persons.

  4.                  Joint Filing Statement.